February 25, 2016

VIA EDGAR

William H. Thompson
Accounting Branch Chief
Office of Consumer Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             The Bon-Ton Stores, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2015
Filed April 15, 2015
Form 8-K Filed August 20, 2015
File No. 0-19517

Dear Mr. Thompson:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 28, 2016 to Ms. Nancy A. Walsh, Chief Financial Officer of The Bon-Ton Stores, Inc. (the “Company”), relating to the above referenced filings.  For convenience of matching our responses to the Staff’s comments, the comments and responses set forth below are titled to correspond with the Staff’s comments.

Form 10-K for the Fiscal Year Ended January 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 27

1.             In your discussion of the approximately 61% decrease in net cash provided by operating activities in 2014 compared to 2013, you cite various underlying factors, including an increase in inventory, increased net loss, an insurance claim, and a variance in accrued expenses. But you provide no quantification of the contribution of each factor to the decrease.  In future filings, please revise this section to quantify each factor discussed.

Company Response:

In future filings, the Company will revise this section to quantify each factor discussed.

Contractual Obligations, page 30

2.             Please disclose interest payments on variable-rate obligations based on interest rates as of the balance sheet date in footnote (1). Please also describe other long-term liabilities excluded from the table to the extent necessary for an understanding of the timing and amount of the obligations. Please refer to Item 303(a)(5) of Regulation S-K.

Company Response:

The interest payments on variable-rate obligations excluded from the table relate to the Company’s Second Amended Revolving Credit Facility (“Revolver”).  While the Company has included in the table in the line item “Long-term debt” under the appropriate column the outstanding principal balance of the Revolver as of the balance sheet date, it has excluded the interest payments under the Revolver (as noted in footnote (1)) as both the interest rate and balance fluctuate, making the ability to reliably estimate interest to be paid in the future difficult.  However, in order for an investor to more fully understand the Company’s cash requirements, in future filings the Company will disclose the outstanding balance of the Revolver in the table in the line item “Long-term debt” and the interest rate applicable to the outstanding balance under the Revolver as of the balance sheet date in footnote (1).  Had the additional disclosure been included in the referenced Form 10-K, footnote (1) would have read as follows:

(1)               Includes interest, except for interest on the Company’s Second Amended Revolving Credit Facility, which is calculated on a variable basis.  The outstanding principal balance of the Second Amended Revolving Credit Facility (included in the column “3-5 Years” above) and the interest rate applicable to the outstanding principal balance as of January 31, 2015 were $238,918 and 2.63%, respectively.

With respect to the Staff’s comment to describe other long-term liabilities excluded from the table, the Company respectfully believes that no additional disclosure is currently required.  In the Company’s current disclosure following the table of Contractual Obligations and the related footnotes, the Company discloses pension obligations, which are excluded from the table of Contractual Obligations, in sufficient detail to permit an understanding of the timing and amount of the obligations.  Other long-term liabilities, as reflected in the Company’s balance sheet as of January 31, 2015, included (i) $73.4 million in deferred income from landlord allowances and $20.0 million in deferred rental income, as to which the Company has no direct obligation to pay (but associated rental costs, if any, are included in the table of Contractual Obligations in the line item “Operating leases”), and (ii) $24.9 million in deferred income related to its proprietary credit card program signing bonus, as to which the Company has no direct obligation to pay.  With respect to future filings, the Company will continue to monitor its disclosure of other long-term liabilities to ensure that other long-term liabilities which are excluded from the table are described to the extent necessary for an understanding of the timing and amount of the obligations.

Consolidated Financial Statements

Summary of Significant Account Policies

Advertising, page F-13

3.             Please tell us what consideration you gave to disclosing the amount of vendor allowances recognized as a reduction of advertising expense for each year presented.

Company Response:

In considering whether to disclose the amount of vendor allowances recognized as a reduction of advertising expense for each year presented, the Company considered FASB Accounting Standards Codification 720-35-50-1 (“FASB 720-35-50-1”).  FASB 720-35-50-1 provides as follows:

The notes to financial statements shall disclose both of the following:

•                  The accounting policy selected from the two alternatives in paragraph 720-35-25-1 for reporting advertising, indicating whether such costs are expensed as incurred or the first time the advertising takes place.

•                  The total amount charged to advertising expense for each income statement presented.

The Company included the foregoing required disclosures in note 2 of the financial statements under the heading “Advertising.”  Vendor allowances are properly recognized as a reduction of advertising expense, and the Company presents advertising expenses net of vendor allowances in note 2 of the financial statements.  FASB 720-35-50-1 does not require disclosure of the amount of the reduction in advertising expense attributable to vendor allowances.  Thus, based on its consideration of the requirements of FASB 720-35-50-1, the Company believes that its current disclosure regarding advertising expense is consistent with GAAP and is appropriate.

10. Long-Term Debt

Senior Notes, page F-32

4.             We note your disclosure that the 2017 Notes are secured by a second-priority lien on collateral owned by the Issuer and each of the guarantors consisting substantially of all of the Issuer’s and guarantors’ tangible and intangible assets securing the Second Amended Revolving Credit Facility, except for capital stock of the Issuer and certain of the Issuer’s subsidiaries and certain other exceptions.  Please tell us each of your affiliates whose securities constitute a substantial portion of the collateral and what consideration you gave to providing the financial statements required by Rule 3-16 of Regulation S-X.

Company Response:

The Company respectfully submits that none of its affiliates’ securities constitute a substantial portion of the collateral securing the 2017 Notes.  In this regard, Section 2.08(a) of the Second Lien Security Agreement (the “Security Agreement”), dated as of July 9, 2012, between The Bon-Ton Department Stores, Inc., the Grantors (as defined in the Security Agreement) identified therein and Wells Fargo Bank, National Association (as trustee and collateral agent), provides in relevant part as follows:

The Capital Stock of a Subsidiary of Issuer that is owned by Issuer or any other Grantor will constitute Pledged Collateral only to the extent that such Capital Stock can secure the Notes and the related Note Guarantees without Rule 3-16 of Regulation S-X under the Securities Act (or any other law, rule or regulation) requiring separate financial statements of such Subsidiary to be filed with the SEC (or any other governmental agency).

Accordingly, the securities of the Company’s affiliates pledged as collateral for the 2017 Notes are deemed to be pledged as collateral only to the extent that the Company would not be required to provide the financial statements required by Rule 3-16 of Regulation S-X.  Based on the foregoing, the Company believes that it is not required to provide the financial statements required by Rule 3-16 of Regulation S-X.

In future filings, the Company will revise the disclosure regarding the second-priority lien in Note 10 of the financial statements to reflect that such lien is not effective to the extent that Rule 3-16 of Regulation S-X would require separate financial statements to be filed.

Form 8-K Filed August 20, 2015

5.             We note your disclosure of adjusted EBITDA and the reconciliation of the non-GAAP financial measure to net loss for the periods presented. We also note you provided forward looking non-GAAP financial measures, including Adjusted EBITDA, adjusted earnings per diluted share and adjusted cash flow. Regulation G requires a schedule or other presentation detailing the differences between forward looking non-GAAP financial measures and the forward looking GAAP financial measures. If the GAAP financial measures are not accessible on a forward-looking basis, you should disclose that fact and provide reconciling information that is available without an unreasonable effort. In addition, you should identify information that is unavailable and disclose its probable significance. Please explain to us why you believe your disclosure of the forward looking non-GAAP financial measures complies with the reconciliation requirements of Regulation G.

Company Response:

In the past, the Company has relied on Rule 100(a)(2) of Regulation G in not providing a reconciliation of forward-looking non-GAAP measures to the most directly comparable GAAP financial measure.  Rule 100(a)(2) requires “[a] reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information” between the non-GAAP financial measure and the most directly comparable financial measure under GAAP.  The Company believed that its position in not providing reconciliations of forward-looking non-GAAP measures in previous filings was justified because the last time the Company evaluated whether Regulation G would require such a reconciliation of forward-looking non-GAAP measures, certain information required to calculate and reconcile to the most directly comparable GAAP financial measure was not ascertainable or accessible due to the difficulty in making accurate forecasts and projections and the uncertainty of future events.

However, in light of the Staff’s comment, the Company has evaluated its disclosure practices and the information that the Company has available to it and utilizes when disclosing forward-looking non-GAAP measures.  Based on its evaluation, the Company has determined that, when providing forward-looking non-GAAP measures in the future, it will be able — without unreasonable effort — to provide a reconciliation to the most directly comparable GAAP financial measure.  Specifically, if the Company continues to disclose non-GAAP forward-looking Adjusted EBITDA or Cash Flow (as defined by the Company in its earnings releases), the Company will reconcile these forward-looking non-GAAP measures to the most directly comparable financial measure under GAAP.

6.             We note your disclosure in Note 1 regarding Adjusted EBITDA. In future filings containing non-GAAP financial measures please expand your disclosure to address the reasons why you believe that presentation of the non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations. The justification for the use of the measure must be substantive. Merely indicating that the measure is frequently used by securities analysts, investors and other interested parties to evaluate your performance is not sufficient to comply with the disclosures required by Item 10(e)(1)(i)(C) of Regulation S-K.

Company Response:

Item 10(e)(1)(i)(C) provides that a registrant must include the following: “[a] statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s  financial condition and results of operations.”  The Company respectfully notes that its disclosure in Note 1 is not limited to merely indicating that the measure is frequently used by securities analysts, investors  and other interested parties.  The Company’s disclosure further notes that the Company considers Adjusted EBITDA an important supplemental measure of its performance and that management uses the measure internally to compare the profitability of stores.

In light of the Staff’s comment, however, the Company will, if it continues to disclose non-GAAP financial measures, expand its disclosure in future filings to address in more detail the reasons why the Company believes that presentation of non-GAAP financial measures provides useful information to investors.  For example, if the Company continues to disclose Adjusted EBITDA, the Company will revise its discussion of non-GAAP financial measures to read substantially as follows:

Note 1:  As used in this release, Adjusted EBITDA is defined as earnings before interest, income taxes, depreciation and amortization, including amortization of lease-related interests, impairment charges and loss on extinguishment of debt.  Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles (“GAAP”). However, we present Adjusted EBITDA in this release because we consider it to be a useful financial measure in evaluating our operating performance. When analyzed in conjunction with our net income and cash flows from operations, Adjusted EBITDA provides investors with a supplemental tool to evaluate our ongoing operations as it excludes the effects of financings and investing activities. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties to evaluate the performance of companies in our industry and by some investors to determine a company’s ability to service or incur debt. In addition, our management uses Adjusted EBITDA (i) to compare the profitability of our stores, (ii) to evaluate the effectiveness of our business strategies, and (iii) as a factor in evaluating management’s performance when determining incentive compensation. Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, is not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies. Adjusted EBITDA should not be assessed in isolation from or construed as a substitute for net income or cash flows from operations, which are determined in accordance with GAAP. Adjusted EBITDA is not intended to represent, and should not be considered to be a more meaningful measure than, or an alternative to, measures of operating performance as determined in accordance with GAAP. A reconciliation of net loss, as determined in accordance with GAAP, to Adjusted EBITDA is provided in the financial schedules accompanying this release.

*       *       *       *       *

In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated January 28, 2016, the Company acknowledges the following:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 414-270-5806 if you have any questions.

Very truly yours,

/s/ Nancy A. Walsh
Nancy A. Walsh
Executive Vice President —
Chief Financial Officer

Cc:                       Kathryn Bufano, President and Chief Executive Officer
Michael W. Webb, Senior Vice President — Chief Accounting Officer
J. Gregory Yawman, Vice President — General Counsel and Secretary